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Max Babson · 3rd

 **University of Oregon**

Student Engagement at Reynolds High School

Troutdale, Oregon · 157 connections · **Contact info**

Experience



Student Engagement Liaison

Reynolds School District

Feb 2018 – Present · 2 yrs 8 mos

Troutdale, OR

Support students & families struggling with attendance and barriers to education opportunities

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Traffic Assistant

NBC Sports Group

Apr 2017 – Jan 2018 · 10 mos

Portland, Oregon Area

Assisted with traffic duties and worked in support of sales staff.



Broadcast Associate

Pac-12 Networks

Aug 2016 – Mar 2017 · 8 mos

San Francisco Bay Area

- Assist with production of Pac-12 Sports Report and Final Score programs.
- AP/Font coordinate live events

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Mar 2014 – Aug 2016 · 2 yrs 6 mos
Miami, Florida
- Produced video elements, highlights & short pac
- Statistics research & graphic production
- Line produced news bulletins
- Field produce feature material



Production Assistant
KPTV Fox 12 Oregon
Aug 2013 – Mar 2014 · 8 mos
Beaverton, Oregon

- Operated teleprompter and assisted in studio. W
- Monitor network's social media presence.

Education



University of Oregon
Bachelor's degree, Journalism/Electronic Media
2009 – 2012

Skills & Endorsements

Video · 2

Gabriel Sotelo and 1 connection have given endorsements fo

Video Production · 1

Gino Fuentes has given an endorsement for this skill

Broadcast Television · 1

Gino Fuentes has given an endorsement for this skill

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